SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             ADMIRALTY BANCORP, INC.
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                                (NAME OF ISSUER)

                           COMMON STOCK, NO PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)

                                    007231103
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                                 (CUSIP NUMBER)

                                ANTHONY FRATIANNI
                                 SENIOR COUNSEL
                              ROYAL BANK OF CANADA
                               1 PLACE VILLE MARIE
                              4TH FLOOR, EAST WING
                                MONTREAL, QUEBEC
                                 CANADA H3C 3A9
                            TELEPHONE: (514) 874-7022
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 29, 2002
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


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                                  SCHEDULE 13D
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CUSIP NO. 007231103                                          Page 2 of 10 pages
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 1.  NAME OF REPORTING PERSON                                    ROYAL BANK
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:          OF CANADA

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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [X]*
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS                                             NOT APPLICABLE

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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                        CANADA

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                  7.     SOLE VOTING POWER                               0
  NUMBER OF
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.     SHARED VOTING POWER                     1,378,430**
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING        9.     SOLE DISPOSITIVE POWER                          0
   PERSON
    WITH          --------------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER                        0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                                                     1,378,430**

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                              [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         26.1%**

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14.  TYPE OF REPORTING PERSON                                    BK

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*    See Item 4.

** Pursuant to Rule 13d-4 of the Securities and Exchange Act of 1934 (the "Act"), the Reporting Person disclaims beneficial ownership of such Shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.


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ITEM 1.  SECURITY AND ISSUER.

         This Statement (the "Statement") relates to the common stock, no par value (the "Shares"), of Admiralty Bancorp, Inc. (the "Company"), a financial holding company organized under Delaware law. The Company's principal executive offices are located at 4400 PGA Boulevard, Palm Beach Gardens, Florida 33410.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c); (f) This Statement is filed by Royal Bank of Canada, a Canadian chartered bank ("Royal Bank"), with the U.S. Securities and Exchange Commission. Royal Bank has its principal places of business and principal offices at Place Ville Marie, Montreal, Quebec, Canada HC3 3A9 and 200 Bay Street, Toronto, Ontario, Canada M5J 2J5. For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of Royal Bank, reference is made to Exhibit A attached hereto and incorporated herein by reference.

         (d)-(e) Neither Royal Bank, nor, to the best of Royal Bank's knowledge, any of the persons listed on Exhibit A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         William Berger, Randy O. Burden, David B. Dickenson, Leslie E. Goodman, Thomas L. Gray, Thomas J. Hanford, Sidney Hofing, Douglas Hooker, Ward Kellogg, Bruce A. Mahon, Patrick C. Mathes, Peter L.A. Pantages, Richard Rosa, Craig Spencer, Joseph Veccia, Mark Wolters and George Zoffinger (together, the "Stockholders") and Royal Bank have entered into Voting and Support Agreements (described in Item 4 of this Schedule 13D and a form of which is attached hereto as Exhibit B) (each a "Voting Agreement", and collectively, the "Voting Agreements") with respect to certain Shares beneficially owned by the Stockholders. No Shares were purchased by Royal Bank pursuant to the Voting Agreements, and thus no funds were used for such purpose. Exhibit B is specifically incorporated herein by reference in response to this Item 3.


                                  Page 3 of 10

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ITEM 4.  PURPOSE OF THE TRANSACTION.

         (a)-(j) The purpose of Royal Bank's entering into the Voting Agreements covering the Shares to which this Statement relates is to facilitate the transactions contemplated by the Agreement and Plan of Merger, dated as of August 29, 2002 between Royal Bank, RBC Centura Banks, Inc., a wholly owned subsidiary of Royal Bank, and the Company, attached hereto as Exhibit C (the "Merger Agreement"). Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Merger Agreement.

         Pursuant to Instructions for Cover Page (2) to this Schedule 13D, the following is a description of the relationship among Royal Bank and the Stockholders under the Voting Agreements but is not an affirmation by Royal Bank of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Securities Exchange Act of 1934 or Rule 13d-5(b)(1) thereunder. Pursuant to Rule 13d-4 of the Act, Royal Bank disclaims beneficial ownership of the Shares covered by the Voting Agreements.

         In order to induce Royal Bank to enter into the Merger Agreement, the Stockholders entered into the Voting Agreements with Royal Bank. Pursuant to the Voting Agreement, each of the Stockholders agreed, among other things, (a) to appear at each meeting or otherwise cause the Shares owned beneficially and of record by such Stockholder to be counted as present thereat for purposes of calculating a quorum, and (b) to vote, in person or by proxy, or deliver a written consent covering, all the Shares, and any other voting securities of the Company (whenever acquired), that are owned beneficially and of record by such Stockholder or as to which such Stockholder has, directly or indirectly, the right to vote or direct the voting, (i) in favor or adoption of the Merger Agreement and any other action requested by Royal Bank in furtherance thereof;
(ii) against any action or agreement submitted for approval of the stockholders of the Company that such Stockholder would reasonably expect would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of the Stockholders contained in the Voting Agreement; and (iii) against any Acquisition Proposal (as defined in the Voting Agreement) or any other action, agreement or transaction submitted for approval to the stockholders of the Company that such Stockholder would reasonably expect is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the Merger or the Voting Agreement, including: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its Subsidiaries (as defined in the Voting Agreement) (other than the Merger); (B) a sale, lease or transfer of a material amount of assets of the Company or any of its Subsidiaries or a reorganization, recapitalization or liquidation of the Company or any of its Subsidiaries; (C) a material change in the policies or management of the Company; (D) an election of new members to the board of directors of the Company, except where the vote is cast in favor of the nominees of a majority of the existing directors; (E) any material change in


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the present capitalization or dividend policy of the Company or any amendment or other change to the Certificate of Incorporation or Bylaws of the Company; or
(F) any other material change in the Company's corporate structure or business.

         Under the Voting Agreements, each Stockholder also agreed to grant to Royal Bank a proxy to vote the Shares owned beneficially and of record by such Stockholder as indicated in such Voting Agreement if such Stockholder fails for any reason to vote such Shares in accordance with such Voting Agreement. In addition, each Stockholder agreed not to transfer or otherwise dispose of any of his Shares or any other Shares acquired by him after the date of such Voting Agreement and prior to the termination of such Voting Agreement.

         The Voting Agreement and the proxy granted pursuant to it will terminate upon the earlier of (i) the date on which the Merger Agreement is terminated in accordance with its terms and (ii) the Effective Time (as defined below).

         The transactions contemplated by the Merger Agreement are summarized as follows:

         Under the Merger Agreement, a subsidiary of Royal Bank formed for these purposes will merge with and into the Company (the "Merger"), with the Company being the surviving corporation. Pursuant to the Merger Agreement and subject to certain customary exceptions, each Share outstanding immediately prior to the date and time at which the Merger becomes effective (the "Effective Time") will be converted into the right to receive U.S. $26 in cash.

         The Merger is subject to various conditions and regulatory approvals, including the prior approval of the Board of Governors of the Federal Reserve System, the Florida Department of Banking and Finance, the Minister of Finance and the Office of the Superintendent of Financial Institutions (Canada) and the stockholders of the Company, and the satisfaction of other customary terms and conditions in the Merger Agreement.

         The foregoing descriptions of the transactions contemplated by the Voting Agreements and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 4.

         Except as set forth in this Statement, the Voting Agreements and the Merger Agreement, none of Royal Bank or, to the best of Royal Bank's knowledge, any of the individuals named in Exhibit A hereto, has any plans or proposals that relate to or that would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As a result of the Voting Agreements, Royal Bank may be deemed to have beneficial ownership of an aggregate of 1,378,430 Shares, which constitutes, based on information provided by the Company and set forth in the Merger Agreement, approximately 26.1% of the fully-diluted shares of voting stock of the Company.

         Royal Bank, however, hereby disclaims beneficial ownership of such Shares, and this Statement shall not be construed as an admission that Royal Bank is, for any or all purposes, the beneficial owner of the securities covered by this Statement.

         Other than as provided in the first sentence of the first paragraph of this Item 5, neither Royal Bank nor, to the best knowledge of Royal Bank, any of the persons listed on Exhibit A hereto, owns or has any right to acquire, directly or indirectly, any Shares.

         (b) Pursuant to the Voting Agreements, Royal Bank may be deemed to have shared power to vote (i) 3,236 Shares with William Berger, (ii) 155,505 Shares with Randy O. Burden, (iii) 15,988 Shares with David B. Dickenson, (iv) 93,372 Shares with Leslie E. Goodman, (v) 97,069 Shares with Thomas L. Gray, (vi) 85,207 Shares with Thomas J. Hanford, (vii) 194,363 Shares with Sidney Hofing,
(viii) 147,000 Shares with Douglas Hooker, (ix) 22,679 Shares with Ward Kellogg,
(x) 109,659 Shares with Bruce A. Mahon, (xi) 78,645 Shares with Patrick C. Mathes, (xii) 89,929 Shares with Peter L.A. Pantages, (xiii) 48,145 Shares with Richard Rosa, (xiv) 143,404 Shares with Craig Spencer, (xv) 47,828 Shares with Joseph Veccia, (xvi) 34,425 Shares with Mark Wolters, (xvii) 27,920 Shares with George Zoffinger. However, Royal Bank (i) is not entitled to any rights as a stockholder of the Company as to the Shares that are subject to the Voting Agreements and (ii) disclaims any beneficial ownership of the Shares that are covered by the Voting Agreements. The information required by Item 2 relating to the Stockholders is set forth in Exhibit D and consists of information contained in the Voting Agreement. To the knowledge of Royal Bank none of the Stockholders, during the last five years, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws. While Royal Bank has no reason to believe that such information was not reliable as of its date, Royal Bank only accepts responsibility for accurately reproducing such information and accepts no further or other responsibility for such information. In addition, Royal Bank makes no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Statement shall not create any implication under any circumstances, that there have been


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no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Stockholders, which may affect the accuracy or completeness of such information.

         (c) Except with respect to the transactions contemplated by each Voting Agreement and the Merger Agreement, neither Royal Bank nor, to the best of Royal Bank's knowledge, any of the persons listed on Exhibit A hereto, has effected any transaction in the Shares during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreements and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 5.

         (d) Except as set forth in this Item 5, no other person is known by Royal Bank to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock of the Company that may be deemed to be beneficially owned by Royal Bank.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See "Item 4. Purpose of Transaction" for descriptions of the Voting Agreements and the Merger Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:
Directors and Executive Officers of Royal Bank

Exhibit B:
Form of Voting and Support Agreement, dated as of August 29, 2002, between Royal Bank and each of the Stockholders. The Amended and Restated Voting and Support Agreements for Ward Kellogg and Bruce A. Mahon are dated as of October 16,
2002.

Exhibit C:
Agreement and Plan of Merger, dated as of August 29, 2002, between the Company, Royal Bank and RBC Centura Banks, Inc.



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Exhibit D:
Certain Information Regarding the Stockholders












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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 16, 2002

                                           ROYAL BANK OF CANADA


                                           BY: /s/ W. Michael Wilson
                                           -----------------------------------
                                           W. MICHAEL WILSON
                                           SENIOR VICE PRESIDENT












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                                  EXHIBIT INDEX

Exhibit A:
Directors and Executive Officers of Royal Bank

Exhibit B:
Form of Voting and Support Agreement, dated as of August 29, 2002, between Royal Bank and each of the Stockholders. The Amended and Restated Voting and Support Agreements for Ward Kellogg and Bruce A. Mahon are dated as of October 16,
2002.

Exhibit C:
Agreement and Plan of Merger, dated as of August 29, 2002, between the Company, Royal Bank, and RBC Centura Banks, Inc..

Exhibit D:
Certain Information Regarding the Stockholders







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